CONTACT:       RAOUL J. WITTEVEEN
              (212) 916-3261

FOR IMMEDIATE RELEASE

                 INTERPOOL TO PAY CASH DIVIDEND ON COMMON STOCK

PRINCETON, NJ, September 23, 1997 - Interpool, Inc. (NYSE: IPX) announced that it will pay a cash dividend of $.0375 per common share for the third quarter of 1997. The dividend will be payable on October 15, 1997 to stockholders of record on October 1, 1997. The aggregate amount of the dividend is expected to be approximately $1,033,000.00. The amount of the quarterly dividend is based on a 1997 annualized dividend rate of $.15 per common share.

Interpool, originally founded in 1968, is one of the world's leading lessors of cargo containers used in international trade and is the second largest lessor of intermodal container chassis in the United States. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines.


                                      # # #